UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________ )*

IMPAC Medical Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45255A 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45255A 10 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James P. Hoey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐

(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

1,529,325

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,529,325

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,467

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.9%

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

IMPAC Medical Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 West Evelyn Avenue, Mountain View, CA 94041

Item 2(a).	Name of Person Filing:

James P. Hoey

Item 2(b).	Address of Principal Business Office or, if None, Residence:

100 West Evelyn Avenue, Mountain View, CA 94041

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

45255A 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,570,467 shares

(b)	Percent of class:

15.9%[1]

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,529,325[2]

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,529,325[2]

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

[1] Based on 9,860,353 shares of the Issuer’s common stock outstanding as of December 31, 2002.
[2] Mr. Hoey has no voting or dispositive power over 41,142 shares held in trust for his minor children.

Page 4 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2003

(Date)

/s/ James P. Hoey

(Signature)

James P. Hoey Executive Vice President & Chief Operations Officer

(Name/Title)

Page 5 of 5 Pages